January 15, 2009

VIA EDGAR AND FACSIMILE

Mr. Karl Hiller, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Kiewit Royalty Trust
Item 4.01 Form 8-K
Filed December 9, 2008
Form 10-Q for Quarter Ended September 30, 2008
Filed November 17, 2008
File No. 000-10810

Dear Mr. Hiller:

In response to Securities and Exchange Commission’s (the “Commission”) comment letter dated December 16, 2008, Kiewit Royalty Trust (the “Trust”) has prepared the following responses:

Form 8-K filed December 9, 2008

Item 4.01 Changes in Registrant’s Certifying Accountant

Exhibit 16.1 – Letter from KPMG, LLP dated December 9, 2008

1.	We note your former accountant KPMG, LLP’s disclosure stating that it is not in the position to agree or disagree with your statements made in the first sentence of the first paragraph of your Form 8-K. Please ask your former accountant to tell us the specific part(s) of your statements with which it is not in the position to agree or disagree.

RESPONSE:

Enclosed herewith is a letter from KPMG, LLP dated January 14, 2009.

Mr. Karl Hiller, Branch Chief

United States Securities and Exchange Commission

January 15, 2009

Form 10-Q for the Quarter Ended September 30, 2008

Controls and Procedures, page 5

2.	We note your disclosure regarding the existence of a material weakness in your internal control over financial reporting related to cash receipt cutoff, which was identified in the quarter ended June 30, 2008.

Notwithstanding the fact that the material weakness was first identified in the quarter ended June 30, 2008, please tell us when this material weakness first existed or occurred. Describe the extent of any impact on your prior annual or interim period financial statements.

Additionally, provide a more detailed description of your remediation plan, including the specific actions or steps you have taken or plan to take to remediate your material weakness, and your expected timing of completion.

Finally, to the extent you made any significant improvements to your internal control over financial reporting, explain the basis for your current disclosure which states that there was no significant change in your internal control over financial reporting during the quarter ended June 30, 2008 or September 30, 2008 that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

RESPONSE:

The Trust’s financial statements are not prepared in accordance with U.S. generally accepted accounting principles and are prepared on cash basis of reporting revenues, which the Trust believes is more meaningful because quarterly distributions to the Trust’s Unit Holders are based on net cash receipts. See, Codification of Staff Accounting Bulletin Topic 12:E, Financial Statements of Royalty Trusts. Consistent with cash basis accounting, royalty income and interest income are recognized in the month in which amounts are received by the Trust rather than in the month of production. Historically, the Trust has prepared its financial statements using monthly financial reports up to five days after the end of the relevant monthly period. These monthly reports include financial information for the calendar month plus the additional days. During one of these periods (between month end and the date of the report), the Trust received and recorded additional royalty income in the amount of $50,000 on its preliminary financial statements for the period ended June 30, 2008 (the “Second Quarter”). Based on the Trust’s method of accounting, this transaction should have been recorded in the month in which the royalty income was received, which was July 2008. By initially recording this transaction in the incorrect period, the Trust erroneously recorded its revenue, resulting in the disclosure of the material weakness in the Trust’s Second Quarter Form 10-Q due to the material size of the transaction. Prior to the filing of the Second Quarter 10-Q, the error was detected and the revenue was recorded in the appropriate period. The Trust believes that the conditions leading to the weakness

Mr. Karl Hiller, Branch Chief

United States Securities and Exchange Commission

January 15, 2009

relating to the cash receipt cutoff likely existed prior to its disclosure in the Second Quarter Form 10-Q; however, due to the infrequent number of revenue payments received by the Trust and the nominal amounts of most payments, the Trust does not believe that this weakness impacted its annual or interim period financial statements prior to the Second Quarter in any material way.

For the quarter ended September 30, 2008, an officer of U.S. Bank National Association (the “Trustee”) also concluded for the period ended September 30, 2008 (the “Third Quarter”) that a material weakness relating to the cash receipt cutoff existed. During the Third Quarter, the Trust received and recorded several revenue transactions in the incorrect period. Although these revenue payments were nominal in amount, they were recognized in the incorrect period and were demonstrative that the material weakness continued to exist. The Trustee reported that there was no significant change in internal control over financial reporting between the Second Quarter and Third Quarter because of these transactions and its failure to remediate the weakness. In light of the Second Quarter transaction and subsequent transactions, the Trust continued to have a material weakness relating cash cutoff receipts; however, the Trust does not believe that the Third Quarter transactions impacted its Third Quarter financial statements in any material way.

The Trust is currently working on a remediation plan to address the material weakness relating to cash receipt cutoffs and expects that such plan will include the following actions:

1. The Trust shall prepare monthly reports limited to the current period, thereby eliminating the additional days.

2. The Trust Officer, a Trust Associate, and two banking specialists contracted by the Trustee will review the monthly reports to confirm that revenue is recorded on a cash accounting basis and will reconcile the monthly reports to the financial statements provided by the Trustee.

3. The Trust intends to record all revenue payments immediately and only during the monthly period in which such payments were received.

4. The Trust shall have a Senior Trust Officer review the actions of the Trust relating to the preparation of the quarterly financial statements to provide an additional level of supervisory oversight.

The Trust expects to remediate this material weakness as soon as possible, which may be as soon as prior to the filing of the Trust’s Form 10-K for the period ended December 31, 2008. If the material weakness is not remediated by such time, the Trust expects that the material weakness will be remediated prior to the Trust’s filing of the Form 10-Q for the quarter ended March 31, 2009.

Mr. Karl Hiller, Branch Chief

United States Securities and Exchange Commission

January 15, 2009

In connection with responding to your comments, the Trust acknowledges that:

•	The Trust is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact Amber Neubert at (402) 636-8248 if you have any additional questions.

Respectfully Submitted,

/s/ Mr. Luke H. Paladino
Mr. Luke H. Paladino
Trust Officer

cc:	Amy Ryan, Deloitte & Touche
Daniel F. Koraleski, KPMG, LLP
Amber N. Neubert, Baird Holm LLP

(Firm Letterhead)

January 14, 2009

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We have received your letter raising questions about Kiewit Royalty Trust’s statements included under Item 4.01 of its Form 8-K dated December 3, 2008. You have asked us to explain KPMG’s statement (in our letter dated December 9, 2008) that KPMG was not in a position to agree or disagree with the statement in the first sentence of the first paragraph of Item 4.01. That first sentence of Item 4.01 states:

On December 3, 2008, U.S. Bank National Association, as trustee (the “Trustee”) of the Kiewit Royalty Trust (the “Trust”) in accordance with the Kiewit Royalty Trust Indenture dated May 17, 1982, as amended, dismissed KPMG, LLP (“KPMG”), as the Trust’s independent accountant. Our statement that KPMG was not in a position to agree or disagree with the statements in the first sentence of Item 4.01 was not meant to be a statement of a disagreement with the fact that Kiewit Royalty Trust had dismissed KPMG. Rather, we were trying to state that KPMG did not know whether the actions of the Trustee described in that first sentence were, in fact, “in accordance with the Kiewit Royalty Trust Indenture dated May 17, 1982, as amended.”

Very truly yours,

/s/ KPMG LLP